UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-41974

INTELLIGENT GROUP LIMITED

(Registrant’s Name)

Unit 1203C, Level 12, Admiralty Centre,

Tower 1, 18 Harcourt Road,

Admiralty, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In connection with the 2025 Annual General Meeting of Shareholders of Intelligent Group Limited (the “Company”), a business company incorporated under the laws of the British Virgin Islands, the Company hereby furnishes the following documents: (i) Notice and Proxy Statement of 2025 Annual General Meeting; and (ii) Form of Proxy Card.

Exhibits

The following exhibit is included in this Form 6-K:

Exhibit No.	Description of Exhibit
99.1	Notice and Proxy Statement of 2025 Annual General Meeting
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intelligent Group Limited

By:	/s/ Wai Lau
Name:	Wai Lau
Title:	Chief Executive Officer, Chairlady of the Board and Director

Date: 28 May, 2025

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